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                                                                    EXHIBIT 20.1

FOR IMMEDIATE RELEASE


CONTACT: THOMAS P. LEWIS
         PRESIDENT AND CHIEF EXECUTIVE OFFICER



     VISIONAMERICA ANNOUNCES RESIGNATION OF CFO, DELAY OF 10K FILING, ISSUE
             OF UNPAID PAYROLL TAXES, ESTIMATED LOSSES FOR Q4 1999,
                        AND ELECTION OF NEW BOARD MEMBERS

MEMPHIS, Tenn. (March 24, 2000) -- VisionAmerica Incorporated (Nasdaq/NM:VSNA) today accepts the resignation of Ronald L. Edmonds, chief financial officer, effective immediately. Immediate efforts are underway to recruit a new CFO.

         The Company anticipates that the filing of its Form 10-K for 1999 will be delayed. The 1999 audit has not been completed and may not be completed for several weeks. A principal reason for this delay is the recent discovery by the board of directors of substantial amounts of unpaid payroll taxes. The Company estimates that $3.5 million of additional payroll, withholding, and other taxes, penalties and interest liabilities exist, in addition to a previously accrued $5 million payroll tax liability. The Company has engaged outside expertise in attempting to obtain an agreed repayment schedule for this $8.5 million payroll tax liability. The Company expects charges to operations as high as $3.5 million related to this issue. The periods to which such charges may be allocated have not been determined, but such final determination may result in the restatement of previously announced results for 1999.

         Although complete 1999 financial results are not available, the Company estimates 4th quarter losses (excluding any potential impact of the payroll tax issue discussed above) of approximately $2 million, of which approximately $1.2 million is attributable to restructuring expenses for certain management contracts. As a result of these matters the Company is in violation of certain covenants of its credit agreement with its primary lenders.

         The Company also announced the election of Ernest Remo and Ghassan Barazi to the Company's board of directors, which has been expanded to eight positions. Mr. Remo is vice-chairman of the board of ICON Laser Eye Centers, Inc., and Mr. Barazi is president and chief operating officer of ICON Laser Eye Centers, Inc. ICON has pledged its support and continuing efforts to develop joint refractive surgery programs in VisionAmerica markets. Currently, the companies have developed five joint campaigns and have plans to launch these programs in four more VisionAmerica markets in the next several days. The significant growth of these joint campaigns will be detailed in future updates. VisionAmerica expects to be a significant player in laser vision correction and ICON has pledged to assist us in this initiative.

         This press release contains forward-looking statements which involve risks and uncertainties. VisionAmerica's actual results may vary significantly from the results anticipated in these forward-looking statements as a result of various risks, assumptions and certain factors. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, those discussed in detail in the Company's filings with the Securities and Exchange Commission.